Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE APPOINTS NEW CEO KEVAN GORRIE TO LEAD NEXT PHASE OF GROWTH

June 4, 2018 -Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today the appointment of Kevan Gorrie as Chief Executive Officer of Granite, effective August 1, 2018. Mr. Gorrie is an accomplished real estate professional in the industrial real estate market who most recently served as the President and Chief Executive Officer of Pure Industrial Real Estate Trust, which owns an industrial property portfolio of over 25 million square feet across Canada and the United States. There he successfully grew and led that business until its recent strategic sale to Blackstone Property Partners and Ivanhoé Cambridge. With over 20 years of experience, Mr. Gorrie is a seasoned real estate executive who is well known in the Canadian capital markets and on both sides of the border in the industrial real estate market.

“The Board unanimously selected Kevan, a proven leader and real estate professional, who brings a broad range of experience in both Canada and the United States in all aspects of the industrial asset class, including strategy, capital allocation, asset management, acquisitions, dispositions and development. His extensive experience in industrial real estate, including logistics and e-commerce applications makes him a great fit for Granite,” commented Kelly Marshall, Granite’s Chair of the Board. “Kevan will build upon recent initiatives undertaken at Granite of divesting approximately $391 million of primarily Magna-tenanted properties, including $327 million of special purpose properties, and acquiring approximately $545 million of new logistics-oriented distribution centres. Kevan’s appointment will mark the next chapter in Granite’s strategic plan.”

“I would like to thank Kelly and the Board of Trustees for providing me with this unique opportunity. Granite possesses enormous prospects for growth and the potential to become a leader in the industry”, said Kevan Gorrie. “I look forward to working with the management team and the Board on the next exciting phase of our evolution.”

Mr. Gorrie will replace Michael Forsayeth who had previously announced his upcoming retirement in September 2018 and who has been with Granite since August 2011 as, most recently, its Chief Executive Officer and, prior to that, its Chief Financial Officer. “We thank Mike for his strong leadership over the last seven years and we are grateful for the significant contributions he has made towards Granite’s success and for positioning it for future growth and diversification under new leadership,” said Mr. Marshall.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns 90 rental income properties representing approximately 34 million square feet of leasable area. Through the thoughtful deployment of its balance sheet and selective dispositions, Granite is continuing to build a high quality, globally diversified industrial real estate business.

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OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Al Mawani, Chair of the Compensation, Governance and Nominating Committee of Granite, at 416-574-4330.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of performance or results and will not necessarily be accurate indications of whether or the times at or by which such performance or results will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite REIT and Granite GP dated March 1, 2018 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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